

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Alan Curtis
Senior Vice President, Chief Financial Officer
Oceaneering International Inc.
11911 FM 529
Houston, Texas 77041

      Re: Oceaneering International Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Filed February 25, 2022
           File No. 001-10945

Dear Mr. Curtis:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed February 25, 2022

General

1.   We note that you provided more expansive disclosure in your 2022 Climate Change Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Climate Change Report.

Risk Factors, page 15

2.   We note your disclosure on page 18 referring to the "increased risk of litigation" if "increased regulatory scrutiny" leads to "new safety and environmental laws, regulations, guidelines and enforcement interpretations." Please tell us how you considered disclosing litigation risks related to climate change outside of this scenario and the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3. We note your disclosure regarding capital expenditures to upgrade your fleet of remotely operated vehicles. Please revise your disclosure to identify and quantify any other material past and/or future capital expenditures for climate-related products. For example, you refer to capital investments required to achieve your emissions reduction goals on page 31 of your Form 10-K. Your response should quantify capital expenditures for climate-related projects for each of the years covered by your Form 10-K and any amounts budgeted for future periods.

4. We note your disclosure on page 18 stating that the regulatory response to and physical effects of climate change have the potential to negatively affect your business in many ways. Please also address the consequences of business trends such as decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.

5. To the extent material discuss the indirect consequences of climate-related regulation or business trends relating to increased competition to develop innovative new products or services that result in lower emissions.

6. We note your disclosure on page 18 regarding the potential physical effects of climate change. Please tell us how your disclosure addresses the following:
    - quantification of material weather-related damages to your property or operations;
    - potential for indirect weather-related impacts that have affected or may affect your major suppliers; and
    - any weather-related impacts on the cost or availability of insurance.
    As applicable, your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

7. You note on page 9 that compliance with federal, state and local provisions regulating the discharge of materials into the environment or relating to the protection of the environment has not had a material impact on your capital expenditures, earnings, or competitive position, but there can be no assurance that you will not incur significant environmental compliance costs in the future. Please tell us about and quantify compliance cost related to climate change that you have incurred during the periods covered by your Form 10-K and amounts expected to be incurred in future periods.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for the last three fiscal years and amounts budgeted for future periods in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Carina Antweil